================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

   [x]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURI-
                          TIES AND EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 1998

                                       OR

   [ ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   __________   to   ___________

Commission file number  000-26076

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Sinclair Broadcast Group, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Sinclair Broadcast Group, Inc.
               2000 West 41st Street
               Baltimore, MD  21211


================================================================================

                          SINCLAIR BROADCAST GROUP, INC.
                          401(k) PROFIT SHARING PLAN AND TRUST

                          FINANCIAL STATEMENTS
                          AS OF DECEMBER 31, 1998 AND 1997
                          TOGETHER WITH REPORT OF
                          INDEPENDENT PUBLIC ACCOUNTANTS

                         SINCLAIR BROADCAST GROUP, INC.

                      401(k) PROFIT SHARING PLAN AND TRUST


                        AS OF DECEMBER 31, 1998 AND 1997

                                      INDEX

                                                                            PAGE
                                                                            ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                      2

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Plan Benefits
    as of December 31, 1998 and 1997                                          3

    Statement of Changes in Net Assets Available for Plan Benefits,
    for the Year Ended December 31, 1998, with Fund Information, and 1997     4

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                                   5

SUPPLEMENTAL SCHEDULES:

    Schedule I - Schedule of Assets Held for Investment Purposes
    as of December 31, 1998                                                   7

    Schedule II - Schedule of Reportable Transactions for the Year
    Ended December 31, 1998                                                   8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of Sinclair Broadcast Group, Inc.
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Sinclair Broadcast Group, Inc. 401(K) Profit Sharing Plan and Trust for plan benefits as of December 31, 1998 and 1997, and the related statement of changes in net assets for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits for the year ended December 31, 1998, is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP


Baltimore, Maryland,
    June 23, 1999

                         SINCLAIR BROADCAST GROUP, INC.

                      401(k) PROFIT SHARING PLAN AND TRUST


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1998 AND 1997


                                                                        1998              1997
                                                                        ----              ----
ASSETS:
    Investments, at market value (participant directed)-
       Legg Mason High Yield Portfolio                             $    2,389,838   $    1,740,774
       Legg Mason Investment Grade Income Fund                          1,745,807          920,661
       Legg Mason Special Investment Trust                              7,037,556        4,747,235
       Legg Mason Total Return Trust                                    4,611,382        3,076,786
       Legg Mason U.S. Government Portfolio                             1,179,605          658,561
       Legg Mason U.S. Government Money Market Portfolio                1,184,282          354,887
       Legg Mason Value Trust                                           8,706,010        3,167,564
       Putnam International Growth Fund                                 3,964,310        2,108,446
       Putnam New Opportunities Fund                                    6,014,510        2,488,276
                                                                   --------------   --------------
                                                                       36,833,300       19,263,190

    Sinclair stock, at market                                             583,745               -

    Disbursement account                                                    2,909           11,404

    Loans to participants                                               1,342,641          667,950

    Receivables-
       Employee contributions                                             461,558          162,107
       Employer matching contributions                                  1,382,723          859,409
                                                                   --------------   --------------
                                                                        1,844,281        1,021,516
                                                                   --------------   --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                             $   40,606,876   $   20,964,060
                                                                   ==============   ==============


 The accompanying notes and schedules are an integral part of these statements.

                         SINCLAIR BROADCAST GROUP, INC.

                      401(k) PROFIT SHARING PLAN AND TRUST

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

      FOR THE YEARS ENDED DECEMBER 31, 1998,WITH FUND INFORMATION, AND 1997

                                  -------------------------------------------------------------------------------------------------

                                  -------------------------------------------------------------------------------------------------
                                                                          PARTICIPANT-DIRECTED
                                  -------------------------------------------------------------------------------------------------
                                                    LEGG MASON      LEGG MASON                      LEGG MASON        LEGG MASON
                                    LEGG MASON      INVESTMENT       SPECIAL        LEGG MASON         U.S.        U.S. GOVERNMENT
                                    HIGH YIELD        GRADE         INVESTMENT     TOTAL RETURN     GOVERNMENT       MONEY MARKET
                                     PORTFOLIO      INCOME FUND        TRUST          TRUST          PORTFOLIO         PORTFOLIO
                                     ---------      -----------        -----          -----          ---------         ---------
ASSETS:
    Additions to net assets
       attributed to:
       Contributions-
          Employee                $     396,595    $    221,615   $     889,306   $     604,386   $     107,124     $     109,158
          Employer                           -               -               -               -               -                 -
          Rollover                      767,259         751,066       1,286,633       1,739,099         483,091         1,512,325
       Interest and dividend
          income                        178,382         104,971         290,320         276,199          51,231            37,647
       Realized and unrealized
          gains on investments         (259,858)        (13,896)        934,403        (297,575)          9,755                -
                                  -------------   -------------   -------------   -------------   -------------   ---------------

          Total additions             1,082,378       1,063,756       3,400,662       2,322,109         651,201         1,659,130
                                  -------------   -------------   -------------   -------------   -------------   ---------------

    Deductions from net assets attributed to :
       Benefits paid to
          participants                  360,041         222,059         881,731         658,918         385,039           442,139
       Administrative expenses            2,677           1,594           6,393           4,539           1,059               946
                                  -------------   -------------   -------------   -------------   -------------   ---------------

          Total deductions              362,718         223,653         888,124         663,457         386,098           443,085
                                  -------------   -------------   -------------   -------------   -------------   ---------------

TRANSFERS                               (70,596)        (14,957)       (222,217)       (124,056)        255,941          (386,650)
                                  -------------   -------------   -------------   -------------   -------------   ---------------

          Net increase                  649,064         825,146       2,290,321       1,534,596         521,044           829,395

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS:

    Beginning of year                 1,740,774         920,661       4,747,235       3,076,786         658,561           354,887
                                  -------------   -------------   -------------   -------------   -------------   ---------------

    End of year                   $   2,389,838    $  1,745,807   $   7,037,556   $   4,611,382   $   1,179,605     $   1,184,282
                                  =============    ============   =============   =============   =============     =============

                                                                               1998
                                ----------------------------------------------------------------------------------------------------
                                                    FUND INFORMATION
                                ----------------------------------------------------------------------------------------------------
                                                                                                NONPARTICIPANT-DIRECTED
                                ----------------------------------------------------------------------------------------------------
                                                        PUTNAM          PUTNAM
                                      LEGG MASON     INTERNATIONAL        NEW
                                        VALUE           GROWTH       OPPORTUNITIES     SINCLAIR        LOANS TO      DISBURSEMENT
                                         TRUST           FUND            FUND             STOCK      PARTICIPANTS        ACCOUNT
                                         -----           ----            ----             -----      ------------        -------
ASSETS:
    Additions to net assets
       attributed to:
       Contributions-
          Employee                  $   1,161,603   $     706,837    $    969,537    $         -    $          -    $          -
          Employer                             -               -               -          859,409              -               -
          Rollover                      2,698,856       1,134,284       2,048,729              -          210,802              -
       Interest and dividend
          income                          130,239         116,607         189,382              -               -               -
       Realized and unrealized
          gains on investments          2,150,654         339,845         780,933        (172,957)             -               -
                                    -------------   -------------   -------------   -------------   -------------   -------------

          Total additions               6,141,352       2,297,573       3,988,581         686,452         210,802              -
                                    -------------   -------------   -------------   -------------   -------------   -------------

    Deductions from net assets attributed to :
       Benefits paid to
          participants                    806,915         308,504         420,259          44,633         122,254              -
       Administrative expenses              5,820           3,540           4,885              -               -               -
                                    -------------   -------------   -------------   -------------   -------------   -------------

          Total deductions                812,735         312,044         425,144          44,633         122,254              -
                                    -------------   -------------   -------------   -------------   -------------   -------------

TRANSFERS                                 209,829        (129,665)        (37,203)        (58,074)        586,143          (8,495)
                                    -------------   -------------   -------------   -------------   -------------   -------------

          Net increase                  5,538,446       1,855,864       3,526,234         583,745         674,691          (8,495)

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS:

    Beginning of year                   3,167,564       2,108,446       2,488,276              -          667,950          11,404
                                    -------------   -------------   -------------   -------------   -------------   -------------

    End of year                     $   8,706,010   $   3,964,310    $  6,014,510    $    583,745   $   1,342,641   $       2,909
                                    =============   =============    ============    ============   =============   =============

                                                         1998
                                --------------------------------------------------------------
                                                   NONPARTICIPANT-DIRECTED
                                --------------------------------------------------------------
                                   DISBURSEMENT                         1998            1997
                                     ACCOUNT         RECEIVABLES        TOTAL           TOTAL
                                     -------         -----------        -----           -----
ASSETS:
    Additions to net assets
       attributed to:
       Contributions-
          Employee                $          -     $     299,451   $   5,465,612   $   3,734,462
          Employer                           -           523,314       1,382,723         893,201
          Rollover                           -                -       12,632,144       2,074,653
       Interest and dividend
          income                             -                -        1,374,978       1,114,282
       Realized and unrealized
          gains on investments               -                -        3,471,304       2,293,896
                                  -------------    -------------   -------------   -------------

          Total additions                    -           822,765      24,326,761      10,110,494
                                  -------------    -------------   -------------   -------------

    Deductions from net assets  attributed to :
       Benefits paid to
          participants                       -                -        4,652,492       1,911,274
       Administrative expenses               -                -           31,453          15,992
                                  -------------    -------------   -------------   -------------

          Total deductions                   -                -        4,683,945       1,927,266
                                  -------------    -------------   -------------   -------------

TRANSFERS                                (8,495)              -               -               -
                                  -------------    -------------   -------------   ------------

          Net increase                   (8,495)         822,765      19,642,816       8,183,228

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS:

    Beginning of year                    11,404        1,021,516      20,964,060      12,780,832
                                  -------------    -------------   -------------   -------------

    End of year                   $       2,909    $   1,844,281   $  40,606,876   $  20,964,060
                                  =============    =============   =============   =============

  The accompanying notes and schedules are an integral part of this statement.

                         SINCLAIR BROADCAST GROUP, INC.

                      401(k) PROFIT SHARING PLAN AND TRUST


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997



1.     PLAN DESCRIPTION:

The Sinclair  Broadcast  Group,  Inc.  401(k) Profit Sharing Plan and Trust (the
Plan) was established with an effective date of January 1, 1988. The Plan is a participatory defined contribution plan covering substantially all employees of Sinclair Broadcast Group Inc. (the Company) who have completed one year of credited service (1,000 hours) and are at least twenty-one years of age. Under the provisions of the Plan, the Company may make discretionary matching contributions. These matching contributions equaled 50% of the amount of the participant's salary reduction, up to 4% of the participant's salary for 1998 and 1997. The 1998 matching contribution, included as a receivable of the plan in the accompanying financial statements, was made in the form of the Company's common stock, which is called Sinclair Stock Fund. The Company may also make additional discretionary contributions each year. There were no additional discretionary contributions during 1998 or 1997. During 1988, the Company acquired several companies, and certain employees of those companies acquired rolled over their benefit plan account balances into the Plan.

Each participant's account is credited with the participant's contribution, the Company's matching contribution and their pro rata share of earnings on invested assets of the trust funds. Effective during 1996, participants may direct contributions in any of nine investment options. Participants are fully vested in their salary reduction amounts contributed to the Plan and related earnings. Under the provisions of the Plan, eligible employees become 20% vested in all other amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and are fully vested after six years of service.

Participants may elect one of several methods to receive their vested benefits including (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime, (b) the purchase of a different form of annuity, (c) equal installments over a period of not more than the participant's assumed life expectancy (or participant's and participant's beneficiary's assumed life expectancy) at the time of distribution, or (d) a lump sum distribution. In the absence of such election by the participant, the method of distribution shall be determined by the Plan. Upon termination of employment before normal retirement, a lump sum distribution may also be made.

In addition, participants may borrow the lesser of $50,000 or one-half of their vested balance, with interest charged based on the prime rate at the time of borrowing. Interest income from these loans is treated as income to the Plan and is allocated with other earnings on investments.

Effective in 1998, an amendment to the Plan occurred which allows in-service distributions of salary deferred contributions upon attainment of age 59 1/2. Additionally, the amendment allows the withdrawal of after-tax and rollover contributions at any time.

2.     SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Presentation

The accompanying financial statements are presented on the accrual basis of accounting. Certain administrative expenses of the Plan are borne by the Company.

Income Tax Status

The Plan received a favorable determination letter dated March 26, 1996. This letter certifies that under its present form, the Plan is currently designed in compliance with the applicable requirements of the Internal Revenue Code.
Management believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan is qualified for tax-exempt status, and the related trust was qualified as of the financial statement dates.

Investments

Investments are stated at market value. All investments of the Plan are held by EMJAY Corporation (the Trustee), and are invested with Legg Mason Wood Walker Incorporated (Legg Mason) and Putnam Investments.

The accompanying Schedule of Assets Held for Investment Purposes represents a detailed listing of investments held by the Plan as of December 31, 1998.

The accompanying Schedule of Reportable Transactions represents a listing of all transactions of the Plan for the year ended December 31, 1998, within a particular security which exceeded, either individually or in the aggregate, 5% of the net plan assets as of the beginning of the plan year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. While actual results could differ from those estimates, the administrator of the Plan believes that actual results will not be materially different from amounts provided in the financial statements.

3.     PLAN TERMINATION:

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants will become 100% vested in their accounts.

                                                                      Schedule I

                         SINCLAIR BROADCAST GROUP, INC.

                      401(k) PROFIT SHARING PLAN AND TRUST


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                                                NUMBER OF
          INVESTMENT/DESCRIPTION                               UNITS/SHARES          COST            MARKET
          ----------------------                               ------------          ----            ------

Legg Mason High Yield Portfolio                                     162,796    $    2,550,472   $    2,389,838

Legg Mason Investment Grade Income Fund                             165,951         1,743,159        1,745,807

Legg Mason Special Investment Trust                                 191,759         5,411,740        7,037,556

Legg Mason Total Return Trust                                       213,095         4,378,447        4,611,382

Legg Mason U.S. Government Portfolio                                117,236         1,165,667        1,179,605

Legg Mason U.S. Government Money Market Portfolio                 1,184,282         1,184,282        1,184,282

Legg Mason Value Trust                                              141,377         6,325,669        8,706,010

Putnam International Growth Fund                                    206,152         3,543,007        3,964,310

Putnam New Opportunities Fund                                       102,935         5,033,888        6,014,510

Sinclair Stock Fund                                                  29,377           811,546          583,745

Disbursement account                                                  2,909             2,909            2,909

Loans (with interest rates which ranged from 8.25%
    to 11.00%)                                                                      1,342,641        1,342,641
                                                                               --------------   --------------
                                                                               $   33,493,427   $   38,762,595
                                                                               ==============   ==============



          The accompanying notes are an integral part of this schedule.

                                                                     Schedule II


                         SINCLAIR BROADCAST GROUP, INC.

                      401(k) PROFIT SHARING PLAN AND TRUST


                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                               SALES
                                                                    -------------------------------------------------------
                                                     PURCHASES                                               NET
             INVESTMENT/DESCRIPTION                   AT COST              COST           PROCEEDS          GAIN
             ----------------------                   -------              ----           --------          ----
Aggregate:

    Legg Mason High Yield Portfolio               $    1,627,734    $      717,595   $      718,993    $        1,398

    Legg Mason Investment Grade Income
       Fund                                            1,387,972           537,402          548,931            11,529

    Legg Mason Special Investment Trust                3,182,672         1,616,933        1,826,950           210,017

    Legg Mason Total Return Trust                      3,135,337         1,200,053        1,303,154           103,101

    Legg Mason U.S. Government Portfolio               1,070,078           553,751          564,663            10,912

    Legg Mason U.S. Government Money
       Market                                          2,155,015         1,325,620        1,325,620                -

    Legg Mason Value Trust                             5,500,066         1,864,533        2,113,369           248,836

    Putnam International Growth Fund                   2,179,241           618,358          663,223            44,865

    Putnam New Opportunities Fund                      3,951,203         1,123,257        1,205,325            82,068



          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             Sinclair Broadcast Group, Inc.
                                               401(k) Savings Plan

Date  June 29, 1999
                                             /s/ David B. Amy
                                             ---------------------------------
                                             David B. Amy
                                             Sinclair Broadcast Group, Inc.
                                              Plan Administrator